September 10,
2019

Travis Hook
Manager of CalTier Realty, LLC
Caltier Fund I LP
6540 Lusk Blvd, C240
San Diego, California, 92121

       Re: Caltier Fund I LP
           Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted August 16, 2019
           CIK No. 0001771232

Dear Mr. Hook:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Offering Statement on Form 1-A submitted August 16,
2019

Cover Page

1. We note your response to comment 5 and your revised disclosure regarding the minimum offering amount. However, we continue to note your disclosure that you expect to hold closings on at least a monthly basis at the sole discretion of the General Partner. We further note that you may undertake one or more closings on a rolling basis once the minimum offering amount is sold. We continue to believe that you should disclose factors you will consider in determining whether and when to hold additional closings.
       Additionally, we continue to believe that you should revise to clarify the following:

           What rights a subscriber will have between the date, which is thirty days after submitting a subscription agreement, and the next closing, including whether a subscriber will have the right to request the return of their funds before the next
 Travis Hook
Caltier Fund I LP
September 10, 2019
Page 2
             closing and what rights a subscriber will have in the event of liquidation or dissolution of the company after subscribing, but prior to a closing;

             How and when you plan to notify investors regarding the date of the next closing;

             Whether you intend to accept subscriptions from investors on the date of a closing and if so, if subscriptions that are received on the date of closing will be closed upon on that date or the next monthly closing; and

             Whether each closing is only expected to last for a single day.

         Please revise accordingly.
Prior Performance Summary, page 32

2. We note your response to comment 11, but are unable to locate information regarding projects of the General Partner or any screenshots in the offering circular. Please tell us whether any projects of the General Partner or its affiliates have been funded and are operating. To the extent the General Partner or its affiliates have current or past projects, please provide the disclosure referenced in Industry Guide
5. In particular,
         please provide a prior performance narrative and prior performance tables. Refer to
         Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF Disclosure
         Guidance Topic No. 6. To the extent the General Partner and its affiliates have no current or past projects, please revise accordingly and remove this section. Exhibits

3. We note your response to comment 14, but are unable to locate any revised disclosure in the offering circular regarding the jury waiver provision or any revisions to the
         Subscription Agreement clarifying that the provision does not apply to claims under the federal securities laws. As a result, we reissue the comment.
        You may contact Isaac Esquivel at (202) 551-3395 or Robert Telewicz at
(202) 551-
3438 if you have questions regarding comments on the financial statements and related matters.
Please contact Jennifer Gowetski at (202) 551-3401 or Erin E. Martin at (202) 551-3391 with any other questions.



                                                                Sincerely,
FirstName LastNameTravis Hook
Comapany NameCaltier Fund I LP                                  Division of
Corporation Finance
September 10, 2019 Page 2                                       Office of Real
Estate and
FirstName LastName                                              Commodities